CONFIDENTIAL TREATMENT REQUESTED

BY NANOSTRING TECHNOLOGIES, INC.: NSTI-0005

May 31, 2013

CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION SUBMITTED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”. THE OMITTED PORTIONS ARE BRACKETED IN THIS PAPER LETTER FOR EASE OF IDENTIFICATION.

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jeffrey P. Riedler, Assistant Director
Daniel Greenspan, Legal Branch Chief
Karen Ubell, Staff Attorney
John Krug, Staff Attorney
Gus Rodriguez, Accounting Branch Chief
Sasha Parikh, Staff Accountant

Re:	NanoString Technologies, Inc.
Registration Statement on Form S-1
Filed May 20, 2013
Option Pricing Review

Ladies and Gentlemen:

We are submitting this letter on behalf of NanoString Technologies, Inc. (the “Company”) in connection with the review by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 filed on May 20, 2013 (the “Registration Statement”). Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83. For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations, as well as a copy of this correspondence, marked to show the portions redacted from the version submitted via EDGAR and for which the Company is requesting confidential treatment. For the convenience of the Staff, we are providing to the Staff by overnight delivery copies of this letter.

The purpose of this letter is to notify the Staff that the price range included on the cover of the Company’s preliminary prospectus is expected to be within a range of $[***] and $[***] per share in order to enable the Staff to complete its review of the Company’s option pricing and fair value determinations and to provide an update regarding offering timing considerations. Prior to printing preliminary prospectuses and commencing the roadshow,

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 31, 2013	BY NANOSTRING TECHNOLOGIES, INC.: NSTI-0005

the Company and its underwriters will further refine and narrow this price range so the breadth of the price range is consistent with SEC guidance. This preliminary price range was determined based, in large part, on various discussions among the Board of Directors of the Company (the “Board”), senior management of the Company and representatives of J.P. Morgan Securities LLC and Morgan Stanley & Co. LLC, the lead underwriters for the offering that took place during the week of May 27, 2013. This letter provides a discussion of the Company’s approach to option pricing and fair value determinations with respect to the option grants made by the Company’s Board on May 13, 2013.

The Company supplementally advises the Staff that the price range noted above is subject to further revision based on market conditions, business developments and other factors. Further, while the Company expects to implement a reverse stock split and reflect such split in the same amendment to the Registration Statement that includes the estimated preliminary price range, all per share numbers in this letter are pre-split, and therefore consistent with the Registration Statement.

Stock Option Issuances by the Company since January 1, 2012

To facilitate the Staff’s review, the table below contains a complete list of all grants of options to purchase the Company’s common stock made from January 1, 2012 through the date of this letter (the “Review Period”). The table below has been modified since its inclusion in the Registration Statement to reflect certain revisions proposed by the Company to the Staff in a response letter submitted to the Staff on the date hereof (the “Response Letter”).

Grant Date	Common Shares Underlying Options Granted	Exercise Price Per Share	Fair Value Per Common Share for Financial Reporting Purposes at Grant Date	Intrinsic Value Per Underlying Common Share
March 1, 2012	23,387,500	$0.06	$0.07	$0.01
March 26, 2012	1,248,000	0.06	0.07	0.01
April 19, 2012	2,802,000	0.06	0.08	0.02
May 25, 2012	3,418,000	0.06	0.09	0.03
July 17, 2012	719,000	0.06	0.10	0.04
September 17, 2012	50,000	0.06	0.13	0.07
October 16, 2012	4,028,000	0.16	0.16	—
January 10, 2013	6,817,000	0.21	0.21	—
March 1, 2013	2,624,000	0.21	0.28	0.07
May 13, 2013	624,000	0.28	0.38	0.10

Timing Considerations

The Company supplementally advises the Staff that it anticipates printing its preliminary prospectus on or about June 6, 2013 and commencing its road show as early as June 10, 2013, with a target pricing date as early as June 19, 2013.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 31, 2013	BY NANOSTRING TECHNOLOGIES, INC.: NSTI-0005

Previously Provided Information

The section captioned “Stock-based Compensation” on pages 61 to 67 of the Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”) section of the Registration Statement includes a detailed explanation of the Company’s approach to accounting for stock-based compensation, the methodology used by the Company to determine the fair value of its stock on dates when options were granted by the Board, factors and approaches considered by the Company in determining fair value and factors that caused the fair value to change over time. In the Response Letter, the Company has proposed certain revisions to the disclosures set forth in the MD&A section of the Registration Statement.

Overview of Option Pricing and Fair Value Determinations

As previously disclosed in the Registration Statement, each time the Company’s Board has granted options during the Review Period, the Board has granted those options with an exercise price intended to be equal to the fair value of the underlying common stock on the date of the grant. Given the absence of an active trading market for the Company’s common stock, determining the fair value of the Company’s stock requires the Company’s Board to make complex and subjective judgments. In doing so, the Company’s Board considered a combination of valuation methodologies, including the option pricing model and the probability weighted expected return model (“PWERM”).

As discussed in the Registration Statement, prior to September 2012, the Company used a two-step methodology to determine the fair value of its common stock. Specifically, the Company estimated its enterprise value using the guideline public company approach and then allocated the enterprise value to each element of the capital structure, including the common stock, to determine the fair value of a single share of common stock. The allocation of the enterprise value to the various securities comprising the Company’s capital structure was accomplished by using the Black-Scholes option pricing model. The value of the common stock suggested by the option pricing model approach was then discounted to reflect the lack of marketability of the common stock. This pre-September 2012 valuation approach is hereinafter referred to as the “two-step methodology.”

Beginning in September 2012, the Company has used a hybrid approach to assess the fair value of its common stock. Specifically, the Company has applied a lack of marketability discount (as discussed above) to a weighted average of the fair values suggested by each of the PWERM and the two-step methodology.

The most significant factors considered in determining the fair value of the Company’s common stock irrespective of the particular valuation method were as follows:

•	financial projections and future prospects;

•	the current lack of marketability of the Company’s common stock;

•	the stock price performance of comparable public companies;

•	the hiring of key personnel;

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 31, 2013	BY NANOSTRING TECHNOLOGIES, INC.: NSTI-0005

•	the likelihood of achieving a liquidity event for the shares of common stock underlying the options, given prevailing market conditions;

•	the Company’s results of operations, history of losses and other financial metrics;

•	conditions in the Company’s industry and the economy generally; and

•	contemporaneous valuations of the Company’s common stock by an independent valuation specialist.

As detailed in the Registration Statement, the Company and its Board have consistently sought to comply with the form and substance of the American Institute of Certified Public Accountants Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation (the “AICPA Practice Aid”). The Company obtained frequent contemporaneous independent valuations from SVB Analytics, a nationally recognized independent valuation firm, to assist the Board in making its determination of fair value and to ensure that all relevant business developments were taken into account in making valuation determinations and that the valuations obtained were truly “contemporaneous,” as that term is defined in the AICPA Practice Aid.

Throughout the Review Period, the Company’s Board consisted of individuals with significant experience in business, finance, investing and significant experience in valuing companies, including determining the fair values of the common stock of such companies. In each instance, the Company’s Board reached its determination of the estimated fair value of the Company’s common stock after discussion and made its determination in good faith, based on the information available on the date of grant, including the contemporaneous valuations mentioned above.

As disclosed in the MD&A section of the Registration Statement, the Company periodically assesses its estimates of fair value of its common stock for financial reporting purposes. For example, as discussed in the Response Letter, the Company assessed its estimates of fair value of its common stock for financial reporting purposes as of March 1, 2013 and May 13, 2013 and determined that for financial reporting purposes the fair value of its common stock was higher than the board of directors’ fair market value estimate for each of such option grant dates.

In light of the foregoing, as previously stated in the MD&A section of the Registration Statement, the Company believes that the actions of its Board to estimate the fair value of the Company’s common stock during the Review Period complied with the requirements of the Financial Accounting Standards Board’s Accounting Standards Codification Topic 718 (formerly Statement of Financial Accounting Standards No. 123(R), Share-Based Payment), the AICPA Practice Aid and the regulations regarding the granting of options to its employees under the Company’s 2004 Stock Option Plan and the Internal Revenue Code of 1986, as amended.

Increase in Fair Value in May 2013

The Registration Statement filed on May 20, 2013 included stock option grant information through May 13, 2013, on which date the Company granted options to purchase 624,000 shares of Company common stock. At the time such option grants were approved, the Board determined that the fair value per share of the Company’s common stock underlying such option grants was $0.28 per share. The Board based its determination of the fair value of the Company’s common stock on the factors described above and on the valuation report that the Company

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 31, 2013	BY NANOSTRING TECHNOLOGIES, INC.: NSTI-0005

received from its independent valuation specialist (the “Valuation Report”) which concluded that, as of March 31, 2013, the fair market value of the Company’s common stock was $0.28 per share. As discussed in the Response Letter, in light of the Company’s and the lead underwriters’ evolving views regarding the probability of successfully completing an initial public offering in the near term, the Company assessed its estimates of fair value of its common stock for financial reporting purposes as of May 13, 2013. Following such assessment, the Company determined that for financial reporting purposes the fair value of its common stock was higher than the board of directors’ fair market value estimates for the May 13, 2013 option grants. Specifically, the Company determined that for financial reporting purposes it was appropriate to reassess certain assumptions that were made in the Valuation Report. As a result of such reassessment, with respect to the May 13, 2013 option grants the Company increased the relative weighting of the PWERM from 65% to 90% and decreased the discount for lack of marketability from 15% to 10%, which resulted in a fair value per share of common stock equal to $0.38. The Company has not granted any additional stock options subsequent to May 13, 2013.

We supplementally provide the Staff the following discussion regarding the significant factors contributing to the difference between the preliminary price range and the fair value of the Company’s common stock as of May 13, 2013.

The Company believes the difference between the fair value of its common stock as of May 13, 2013 and the preliminary price range, as recommended by the underwriters, is the result of the following factors:

•

Conversion of Preferred Stock. The holders of the Company’s convertible preferred stock currently enjoy substantial economic rights and preferences over the holders of its common stock. In particular, holders of the Company’s outstanding convertible preferred stock are entitled to receive dividends prior to any dividends declared or paid on any shares of the Company’s common stock. In addition, holders of outstanding convertible preferred stock are entitled to receive liquidation preferences prior to payments to holders of common stock in the event of any liquidation, dissolution or winding-up of the Company. The holders of convertible preferred stock also have anti-dilution protection under certain circumstances and special voting rights. The anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes the conversion of its convertible preferred stock upon the completion of its initial public offering. The corresponding elimination of the preferences and rights enjoyed by the holders of such convertible preferred stock results in an increased common stock valuation.

•

Increased Probability of an IPO and Substantially Enhanced Liquidity and Marketability of the Company’s Stock. The Valuation Report that was used by the Board as part of its determination of the fair value of the Company’s common stock on May 13, 2013 reflected the illiquidity of the Company’s common stock on that date and the uncertainty of the Company’s public offering. In connection with its assessment of fair value of its common stock for financial reporting purposes on May 13, 2013, the Company determined that for financial reporting purposes it was appropriate to reassess certain assumptions that were made in the Valuation Report in light of the Company’s and the lead underwriters’ evolving views regarding the probability of successfully completing an initial public offering in the near term. Given the proximity to the completion of the Company’s initial public offering, the valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering and represents an estimate of the fair value of the unrestricted, freely tradable stock that would be sold in the public market without discounts for illiquidity and lack of marketability.

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 31, 2013	BY NANOSTRING TECHNOLOGIES, INC.: NSTI-0005

•

Substantially Enhanced Balance Sheet and Financial Resources. Given the proximity to the completion of the Company’s initial public offering, the valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus assumes a successful offering. A successful offering provides the Company with (i) proceeds that substantially strengthen the Company’s balance sheet as a result of increased cash, (ii) access to the public company debt and equity markets, and (iii) a ‘currency’ to enable the Company to make strategic acquisitions as the Board may deem appropriate, which are reflected in the valuation reflected in the anticipated price range to be set forth on the cover of the Company’s preliminary prospectus.

•

Financial Markets and Comparable Companies. The performance of the financial markets in general, and the performance of the Company’s publicly-traded comparables in particular, have been strong recently. Major market indices are at or near their all-time highs, the market prices of many of the Company’s publicly-traded comparables have increased since March 2013, and the market for initial public offerings remains strong, all of which contributed to an increase in the value of the Company’s common stock during the relevant period.

•

Different Valuation Methodology. The preliminary price range for the initial public offering was determined in consultation with the underwriters without reference to the option pricing model, PWERM or any other single valuation methodology. The price range is based in large part on the underwriters’ substantial experience and expertise in advising companies on initial public offerings, their experience in capital markets generally and in establishing a price range for an initial public offering of a growth-oriented life sciences / diagnostics company.

Based upon the factors discussed above, the Company advises the Staff that it believes that the description above discloses the significant factors contributing to the difference between the estimated price range for the Company’s initial public offering and the fair value of the Company’s common stock as of May 13, 2013, the date of the Company’s last option grants, and supports the valuation used by the Company in determining the fair value of its common stock for financial reporting purposes on May 13, 2013 at $0.38 per share.

Conclusion

The Company believes that the fair values for its common stock applicable to each option grant (as proposed in the Response Letter to be retrospectively adjusted for financial reporting purposes) are appropriate and demonstrate the efforts of the Board and the Company to consider all relevant factors in determining fair value at each valuation date. The Company believes it has fully complied with all applicable rules and regulations for the determination of fair value, including the best practices outlined in the AICPA Practice Aid.

*  *  *  *  *

Securities and Exchange Commission	CONFIDENTIAL TREATMENT REQUESTED
May 31, 2013	BY NANOSTRING TECHNOLOGIES, INC.: NSTI-0005

Please direct any questions with respect to this letter to the undersigned at (206) 883-2535 or bking@wsgr.com. Thank you for your assistance.

Sincerely,
WILSON SONSINI GOODRICH & ROSATI
Professional Corporation
/s/ Bryan King
Bryan King

Enclosures

cc (w/encl.):	R. Bradley Gray
James A. Johnson
NanoString Technologies, Inc.
Alan F. Denenberg
Davis Polk & Wardwell LLP
Stephen Sommerville
PricewaterhouseCoopers LLP